Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms "TotalEnergies", "TotalEnergies company" and "Company" in this exhibit are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial information on pages 1-24 of this exhibit relating to TotalEnergies with respect to the first quarter of 2024 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of March 31, 2024, unaudited statements of income, comprehensive income, cash flow and business segment information for the first quarter of 2024 and unaudited consolidated statements of changes in shareholders’ equity for the quarter ended March 31, 2024 on pages 26 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on March 29, 2024.

A. KEY FIGURES

In millions of dollars, except effective tax rate, earnings per share and number of shares	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Sales	56,278	59,237	-5%	62,603	-10%
Net income (TotalEnergies share)	5,721	5,063	+13%	5,557	+3%
Adjusted EBITDA (1)	11,493	11,696	-2%	14,167	-19%
Adjusted net operating income (2) from business segments	5,600	5,724	-2%	6,993	-20%
Exploration & Production	2,550	2,802	-9%	2,653	-4%
Integrated LNG	1,222	1,456	-16%	2,072	-41%
Integrated Power	611	527	+16%	370	+65%
Refining & Chemicals	962	633	+52%	1,618	-41%
Marketing & Services	255	306	-17%	280	-9%
Adjusted net income (1) (TotalEnergies share)	5,112	5,226	-2%	6,541	-22%
Fully-diluted earnings per shares ($)	2.40	2.09	-	2.21	-
Fully-diluted weighted-average shares (millions)	2,352	2,387	-1%	2,479	-5%
Cash flow used in investing activities	3,467	632	x5.5	6,362	-46%
Organic investments (1)	4,072	6,139	-34%	3,433	+19%
Acquisitions net of assets sales(1)	(500)	(5,404)	ns	2,987	ns
Net investments (1)	3,572	735	x4.9	6,420	-44%
Cash flow from operating activities	2,169	16,150	-87%	5,133	-58%
Cash flow from operations excluding working capital (CFFO) (1)	8,168	8,500	-4%	9,621	-15%
Debt Adjusted Cash Flow (DACF) (1)	8,311	8,529	-3%	9,774	-15%
Gearing (1) of 10.5% at March 31, 2024 vs. 5.0% at December 31, 2023 and 11.5% at March 31, 2023.

(1)	Adjusted EBITDA, adjusted net income, organic investments, acquisitions net of assets sales, net investments, cash flow from operations excluding working capital (CFFO),debt adjusted cash flow (DACF) and gearing are non-GAAP financial measures. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.
(2)	Detail of adjustment items shown in the business segment information starting on page 31.

Key figures of environment, greenhouse gas emissions (GHG) and production

Environment – liquids and gas price realizations, refining margins

	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Brent ($/b)	83.2	84.3	-1%	81.2	+3%
Henry Hub ($/Mbtu)	2.1	2.9	-28%	2.7	-22%
NBP ($/Mbtu)(1)	8.7	13.3	-35%	16.1	-46%
JKM ($/Mbtu)(2)	9.3	15.2	-39%	16.5	-44%
Average price of liquids (3), (4) ($/b) Consolidated subsidiaries	78.9	80.2	-2%	73.4	+7%
Average price of gas (3), (5) ($/Mbtu) Consolidated subsidiaries	5.11	6.17	-17%	8.89	-43%
Average price of LNG (3), (6) ($/Mbtu) Consolidated subsidiaries and equity affiliates	9.58	10.28	-7%	13.27	-28%
European Refining Margin (ERM) (3), (7) ($/t)	71.7	52.6	+36%	90.7	-21%

(1)	NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.
(2)	JKM (Japan-Korea Marker) measures the prices of spot liquid natural gas (LNG) trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.
(3)	Does not include oil, gas and LNG trading activities, respectively.
(4)	Sales in $ / Sales in volume for consolidated affiliates.
(5)	Sales in $ / Sales in volume for consolidated affiliates.
(6)	Sales in $ / Sales in volume for consolidated and equity affiliates.
(7)	This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.

Greenhouse gas emissions (GHG)(1)

Scope 1+2 emissions (MtCO2e)	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Scope 1+2 from operated facilities(2)	8.2	7.9	+4%	9.1	-10%
of which Oil & Gas	7.1	7.2	-1%	7.6	-7%
of which CCGT	1.1	0.7	+57%	1.5	-27%
Scope 1+2 – equity share	11.6	11.5	+1%	12.8	-9%

Estimated quarterly emissions.

(1)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.
(2)	Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2023 annual report on Form 20-F filed on March 29, 2024) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).

Scope 1+2 emissions from operated installations were up 4% quarter-to-quarter, given the perimeter effect related to gas-fired capacity acquisition in Texas for 1.5 GW. They were nevertheless down 10% year-on-year due to the lower gas-fired power plants utilization rate in Europe, continuous decline in flaring emissions on Exploration & Production facilities and carbon footprint reduction initiatives in Refining & Chemicals.

Methane emissions (ktCH4)	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Methane emissions from operated facilities	8	9	-11%	9	-11%
Methane emissions - equity share	9	11	-18%	11	-18%

Estimated quarterly emissions.

Scope 3 emissions (MtCO2e)	1Q24	2023
Scope 3 from Oil, Biofuels and Gas Worldwide(1)	Est. 85	355

(1)	TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the end use of energy products sold to the Company’s customers, i.e., from their combustion, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil, biofuels and gas value chains, i.e., the higher of the two production volumes or sales. The highest point for each value chain for 2024 will be evaluated considering realizations over the full year, TotalEnergies gradually providing quarterly estimates.

Production*

Hydrocarbon production	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Hydrocarbon production (kboe/d)	2,461	2,462	-	2,524	-2%
Oil (including bitumen) (kb/d)	1,322	1,341	-1%	1,398	-5%
Gas (including condensates and associated NGL) (kboe/d)	1,139	1,121	+2%	1,126	+1%
Hydrocarbon production (kboe/d)	2,461	2,462	-	2,524	-2%
Liquids (kb/d)	1,482	1,506	-2%	1,562	-5%
Gas (Mcf/d)	5,249	5,158	+2%	5,191	+1%

*    Company production = Exploration & Production production + Integrated LNG production.

Hydrocarbon production was 2,461 thousand barrels of oil equivalent per day (kboe/d) in the first quarter of 2024, stable quarter-to-quarter due to production growth in LNG and from start-ups at Mero 2 in Brazil and Akpo West in Nigeria, which were partially compensated by the Canadian oil sands assets disposals that were effective this quarter. Hydrocarbon production excluding Canada was up 1%.

Hydrocarbon production was up 1.5% year-on-year (excluding Canada) and was comprised of:

●	+2% due to projects ramp-ups, including Mero 2 in Brazil, Block 10 in Oman, Tommeliten Alpha in Norway, and Absheron in Azerbaijan,
●	+1% due to lower planned maintenance and unplanned shutdowns,
●	+1% portfolio effect related to the entry in the producing fields of SARB Umm Lulu in the United Arab Emirates, partially offset by the end of the Bongkot operating licenses in Thailand,
●	-2.5% due to the natural decline of the fields.

When taking into account the Canadian oil sands assets disposals, production was down 2% year-on-year.

B. ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Management presents adjusted financial indicators to assist investors in better understanding, in conjunction with the Company’s financial results presented in accordance with IFRS, the economic performance of the Company. Adjustment items are of three types: inventory valuation effect, effect of changes in fair value, and special items.

The inventory valuation effect: in accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

Effect of changes in fair value: the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

Special items: due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

TotalEnergies measures performance at the segment level on the basis of Adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from nonconsolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income (TotalEnergies share) are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices for transactions between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, conducted in about 50 countries;
-	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities) as well as biogas, hydrogen and gas trading activities;
-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;
-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;
-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products.

In addition, the Corporate segment includes holdings operating and financial activities.

B.1 Exploration & Production

1. Production

Hydrocarbon production	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
EP (kboe/d)	1,969	1,998	-1%	2,061	-4%
Liquids (kb/d)	1,419	1,448	-2%	1,500	-5%
Gas (Mcf/d)	2,937	2,946	-	3,012	-2%

2. Results

In millions of dollars, except effective tax rate	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Adjusted net operating income (1)	2,550	2,802	-9%	2,653	-4%
including adjusted income from equity affiliates	145	130	+12%	135	+7%
Effective tax rate (2)	48.5%	47.7%	-	57.1%	-
Cash flow used in investing activities	1,988	(1,282)	ns	4,021	-51%
Organic investments	2,041	3,117	-35%	2,134	-4%
Acquisitions net of assets sales	36	(4,306)	ns	1,938	-98%
Net investments	2,077	(1,189)	ns	4,072	-49%
Cash flow from operating activities	3,590	5,708	-37%	4,536	-21%
Cash flow from operations excluding working capital (CFFO)	4,478	4,690	-5%	4,907	-9%

(1)	Detail of adjustment items shown in the business segment information starting on page 31.
(2)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

Exploration & Production adjusted net operating income was $2,550 million in the first quarter of 2024:

●	down 9% quarter-to-quarter, primarily driven by lower oil prices and production,
●	down 4% year-on-year, primarily driven by lower oil prices and production.

Adjusted net operating income for the Exploration & Production segment excludes special items.

In the first quarter of 2024, the exclusion of special items had a positive impact of $22 million on the segment’s adjusted net operating income, compared to a positive impact of $129 million in the first quarter of 2023.

The segment's cash flow from operating activities was $3,590 million in the first quarter of 2024:

●	down 37% quarter-to-quarter,
●	down 21% year-on-year.

The segment’s cash flow from operations excluding working capital (CFFO) was $4,478 million in the first quarter of 2024:

●	down 5% quarter-to-quarter, primarily driven by lower gas prices and production,
●	down 9% year-on-year, primarily driven by lower gas prices and production.

B.2 Integrated LNG

1. Production

Hydrocarbon production for LNG	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Integrated LNG (kboe/d)	492	464	+6%	463	+6%
Liquids (kb/d)	63	58	+9%	62	+1%
Gas (Mcf/d)	2,312	2,212	+5%	2,179	+6%

Liquefied Natural Gas in Mt	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Overall LNG sales	10.7	11.8	-9%	11.0	-3%
Incl. Sales from equity production*	4.2	4.0	+5%	4.0	+5%
Incl. Sales by TotalEnergies from equity production and third party purchases	9.3	10.8	-14%	9.9	-6%

*    The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG was up 6% quarter-to-quarter, due to higher installations availability, mainly on Ichthys in Australia and QatarEnergy LNG N(2) in Qatar, as well as the increased supply of NLNG in Nigeria.

In the first quarter 2024, LNG sales decreased by 9% quarter-to-quarter, mainly due to lower demand in Europe as a result of milder winter weather and high inventories. Volumes were also impacted by partial downtime at Freeport LNG in the United States this quarter.

2. Results

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Adjusted net operating income(1)	1,222	1,456	-16%	2,072	-41%
including adjusted income from equity affiliates	494	500	-1%	786	-37%
Cash flow used in investing activities	515	827	-38%	1,146	-55%
Organic investments	540	790	-32%	396	+36%
Acquisitions net of assets sales	(12)	48	ns	759	ns
Net investments	528	838	-37%	1,155	-54%
Cash flow from operating activities	1,710	2,702	-37%	3,536	-52%
Cash flow from operations excluding working capital (CFFO)	1,348	1,763	-24%	2,081	-35%

(1)	Detail of adjustment items shown in the business segment information starting on page 31.

Integrated LNG adjusted net operating income was $1,222 million in the first quarter of 2024:

●	down 16% quarter-to-quarter, reflecting lower LNG prices and sales,
●	down 41% year-on-year.

Due to the low price volatility observed this quarter, the LNG trading results were in line with the historical average.

Adjusted net operating income for the Integrated LNG segment excludes special items and the impact of changes in fair value.

In the first quarter of 2024, the exclusion of special items and the impact of changes in fair value had a negative impact of $38 million on the segment’s adjusted net operating income, compared to a positive impact of $335 million in the first quarter of 2023.

The segment’s cash flow from operating activities was $1,710 million in the first quarter of 2024:

●	down 37% quarter-on-quarter,
●	down 52% year-on-year.

The segment’s cash flow from operations excluding working capital (CFFO) was $1,348 million in the first quarter of 2024:

●	down 24% quarter-to-quarter, reflecting lower LNG prices and sales and due to the timing effect in dividend payments from some equity affiliates,
●	down 35% year-on-year.

B.3 Integrated Power

1. Productions, capacities, clients and sales

Integrated Power	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Net power production (TWh) (1)	9.6	8.0	+20%	8.4	+14%
o/w power production from renewables	6.0	5.5	+10%	3.8	+56%
o/w power production from gas flexible capacities	3.6	2.5	+42%	4.5	-21%
Portfolio of power generation net installed capacity (GW) (2)	19.5	17.3	+13%	12.7	+54%
o/w renewables	13.7	13.0	+5%	8.4	+64%
o/w power production from gas flexible capacities	5.8	4.3	+35%	4.3	+35%
Portfolio of renewable power generation gross capacity (GW) (2), (3)	84.1	80.1	+5%	70.4	+19%
o/w installed capacity	23.5	22.4	+5%	17.9	+31%
Clients power – BtB and BtC (Million) (2)	6.0	5.9	+1%	6.0	-1%
Clients gas – BtB and BtC (Million) (2)	2.8	2.8	-	2.8	-
Sales power – BtB and BtC (TWh)	14.9	13.9	+7%	15.5	-4%
Sales gas – BtB and BtC (TWh)	35.7	30.7	+16%	37.3	-4%

(1)	Solar, wind, hydroelectric and combined-cycle gas turbine (CCGT) plants.
(2)	End of period data.
(3)	Includes 20% of Adani Green Energy Ltd’s gross capacity, 50% of Clearway Energy Group’s gross capacity and 49% of Casa dos Ventos’ gross capacity.

Net power production was 9.6 TWh in the first quarter 2024, up 20% quarter-to-quarter. Renewable production was up 10% quarter-to-quarter and gas flexible capacities production growth benefited from the 1.5 GW gas flexible capacity acquisition in Texas that closed during the first quarter.

Gross installed renewable power generation capacity reached 23.5 GW at the end of the first quarter 2024, up by more than 1 GW quarter-to-quarter, including 0.5 GW installed in the United States (Clearway, Danish Fields) and 0.4 GW in India.

2. Results

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Adjusted net operating income(1)	611	527	+16%	370	+65%
including adjusted income from equity affiliates	(39)	21	ns	56	ns
Cash flow used in investing activities	1,677	1,209	+39%	1,085	+55%
Organic investments	943	674	+40%	577	+63%
Acquisitions net of assets sales	735	532	+38%	519	+42%
Net investments	1,678	1,206	+39%	1,096	+53%
Cash flow from operating activities	(249)	638	ns	(1,285)	ns
Cash flow from operations excluding working capital (CFFO)	692	705	-2%	440	+57%

 (1)  Detail of adjustment items shown in the business segment information starting on page 31.

Integrated Power adjusted net operating income was $611 million in the first quarter of 2024:

●	up 16% quarter-on-quarter reflecting activity growth,
●	up 65% year-on-year.

Adjusted net operating income for the Integrated Power segment excludes special items and the impact of changes in fair value.

In the first quarter of 2024, the exclusion of special items and the impact of changes in fair value had a positive impact of $1,056 million on the segment’s adjusted net operating income, compared to a positive impact of $189 million in the first quarter of 2023.

The segment's cash flow from operating activities was $(249) million in the first quarter of 2024.

The segment’s cash flow from operations excluding working capital (CFFO) was $692 million in the first quarter of 2024:

●	down 2% quarter-to-quarter, as the fourth quarter of 2023 benefited from higher dividends from equity affiliates,
●	up 57% year-on-year.

B.4 Downstream (Refining & Chemicals and Marketing & Services)

1. Results

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Adjusted net operating income(1)	1,217	939	+30%	1,898	-36%
Cash flow used in investing activities	(740)	(177)	ns	75	ns
Organic investments	520	1,504	-65%	290	+79%
Acquisitions net of assets sales	(1,258)	(1,679)	ns	(229)	ns
Net investments	(738)	(175)	ns	61	ns
Cash flow from operating activities	(2,237)	6,584	ns	(1,524)	ns
Cash flow from operations excluding working capital (CFFO)	1,770	1,692	+5%	2,189	-19%
(1)	Detail of adjustment items shown in the business segment information starting on page 31.

B.5 Refining & Chemicals

1. Refinery and petrochemicals throughput and utilization rates

Refinery throughput and utilization rate*	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Total refinery throughput (kb/d)	1,424	1,381	+3%	1,403	+2%
France	382	444	-14%	357	+7%
Rest of Europe	618	582	+6%	596	+4%
Rest of world	424	355	+19%	450	-6%
Utilization rate based on crude only**	79%	79%		78%

*   Includes refineries in Africa reported in the Marketing & Services segment.

**  Based on distillation capacity at the beginning of the year.

Petrochemicals production and utilization rate	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Monomers* (kt)	1,287	1,114	+16%	1,295	-1%
Polymers (kt)	1,076	985	+9%	1,111	-3%
Steam cracker utilization rate**	73%	60%		75%

*   Olefins.

**  Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refining throughput was:

●	up 3% quarter-on-quarter mainly due to the restart of Satorp in Saudi Arabia, despite an unplanned shutdown at the Donges refinery in France,
●	up 2% year-on-year.

Petrochemicals production was:

●	up 16% quarter-on-quarter for monomers and 9% for polymers due to better steam cracker utilization rates in Europe and the United States,
●	down 1% year-on-year for monomers and 3% for polymers.

2. Results

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Adjusted net operating income(1)	962	633	+52%	1,618	-41%
Cash flow used in investing activities	397	989	-60%	217	+83%
Organic investments	419	1,002	-58%	198	x2.1
Acquisitions net of assets sales	(20)	(11)	ns	5	ns
Net investments	399	991	-60%	203	+97%
Cash flow from operating activities	(2,129)	4,825	ns	(851)	ns
Cash flow from operations excluding working capital (CFFO)	1,291	1,173	+10%	1,733	-26%

(1)   Detail of adjustment items shown in the business segment information starting on page 31.

Refining & Chemicals adjusted net operating income was $962 million in the first quarter of 2024:

●	up 52% quarter-to-quarter, due to higher refining margins and higher refinery throughput,
●	down 41% year-on-year.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items.

In the first quarter of 2024, the exclusion of the inventory valuation effect had a negative impact of $93 million on the segment’s adjusted net operating income, compared to a positive impact of $327 million in the first quarter of 2023.

In the first quarter of 2024, the exclusion of special items had no impact on the segment’s adjusted net operating income, compared to a positive impact of $138 million in the first quarter of 2023.

The segment’s cash flow from operating activities was $(2,129) million in the first quarter of 2024.

The segment’s cash flow from operations excluding working capital (CFFO) was $1,291 million in the first quarter of 2024:

●	up 10% quarter-to-quarter (grew less than adjusted net operating income quarter-to-quarter) due to the timing effect in dividend payments from equity affiliates,
●	down 26% year-on-year.

B.6 Marketing & Services

1. Petroleum product sales

Sales in kb/d*	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Total Marketing & Services sales	1,312	1,341	-2%	1,360	-4%
Europe	715	755	-5%	757	-6%
Rest of world	597	587	+2%	602	-1%

*   Excludes trading and bulk refining sales.

Sales of petroleum products were down year-on-year by 4% in the first quarter 2024, mainly due to the lower industrial and commercial demand in Europe.

2. Results

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Adjusted net operating income (1)	255	306	-17%	280	-9%
Cash flow used in investing activities	(1,137)	(1,166)	ns	(142)	ns
Organic investments	101	502	-80%	92	+10%
Acquisitions net of assets sales	(1,238)	(1,668)	ns	(234)	ns
Net investments	(1,137)	(1,166)	ns	(142)	ns
Cash flow from operating activities	(108)	1,759	ns	(673)	ns
Cash flow from operations excluding working capital (CFFO)	479	519	-8%	456	+5%

(1)   Detail of adjustment items shown in the business segment information starting on page 31.

Marketing & Services adjusted net operating income was $255 million in the first quarter of 2024:

●	down 17% quarter-on-quarter,
●	down 9% year-on-year, due to lower sales of petroleum products.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items.

In the first quarter of 2024, the exclusion of the inventory valuation effect had a negative impact of $14 million on the segment’s adjusted net operating income, compared to a positive impact of $64 million in the first quarter of 2023.

In the first quarter of 2024, the exclusion of special items had a negative impact of $1,516 million on the segment’s adjusted net operating income, compared to a negative impact of $190 million the first quarter of 2023.

The segment’s cash flow from operating activities was $(108) million in the first quarter of 2024.

The segment’s cash flow from operations excluding working capital (CFFO) was $479 million in the first quarter of 2024:

●	down 8% quarter-on-quarter,
●	up 5% year-on-year, due to the growth of high-value activities, notably lubricants, compensating the disposal of part of the European retail network.

C. TOTALENERGIES RESULTS

1. Net income (TotalEnergies share)

Net income (TotalEnergies share) was $5,721 million in the first quarter of 2024:

●	up 13% quarter-on-quarter,
●	up 3% year-on-year.

Adjusted net income (TotalEnergies share) was $5,112 million in the first quarter of 2024 compared to $5,226 million in the fourth quarter 2023, mainly due to softening gas prices, partially compensated by higher refining margins.

Adjustments to net income were $0.6 billion in the first quarter of 2024, consisting mainly of:

●	$1.5 billion capital gains on disposal and revaluation of shares held and consolidated under the equity method, after the partial divestment of retail network in Belgium and Luxembourg and the full divestment in the Netherlands,
●	($0.2) billion in inventory effects and effects of changes in fair value,
●	($0.7) billion impairment of the Company’s minority stake in Sunpower and Maxeon, based on their market value.

2. Fully-diluted shares and share buybacks

As of March 31, 2024, the number of diluted shares was 2,344 million.

As part of its shareholder return policy, TotalEnergies repurchased 30.6 million shares in the first quarter of 2024 for $2 billion.

3. Acquisitions - asset sales

Acquisitions were $1,074 million in the first quarter 2024, primarily related to:

●	the acquisition of 1.5 GW gas flexible capacity in Texas,
●	the acquisition of battery storage developer Kyon in Germany,
●	the acquisition of Talos Low Carbon Solutions, in the carbon storage industry in the United States.

Divestments were $1,574 million in the first quarter 2024, primarily related to:

●	the closing of the retail network transaction with Alimentation Couche-Tard in Belgium, Luxemburg and the Netherlands,
●	the sale of a 15% interest in Absheron, in Azerbaijan, to ADNOC.

4. Cash flow

TotalEnergies’ cash flow from operating activities was $2,169 million in the first quarter of 2024, compared to a cash flow from operations excluding working capital (CFFO) of $8,168 million, and was impacted by increased working capital of $6.0 billion, mainly due to:

●	the reversal of the exceptional working capital release of $2 billion in the fourth quarter 2023,
●	$1.5 billion effect of higher oil and petroleum products prices on inventories at the end of the quarter,
●	$1 billion seasonal effect on tax liabilities,
●	$1 billion seasonal effect on gas and power distribution activities.

The change in working capital was an increase of $5,686 million in the first quarter of 2024 in accordance with IFRS. The difference of $313 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $125 million, (ii) less the mark-to-market effect of Integrated LNG’s and Integrated Power’s contracts of $435 million, (iii) plus the capital gains from the renewables project sale of $0 million and (iv) less the organic loan repayments from equity affiliates of $3 million.

The change in working capital, as determined using the replacement cost method excluding the mark-to-market effect of Integrated LNG and Integrated Power’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates, was an increase of $5,999 million in the first quarter of 2024, compared to a decrease of $7,650 million in the fourth quarter of 2023.

TotalEnergies’ net cash flow1 was $4,596 million in the first quarter 2024 compared to $7,765 million in the fourth quarter 2023, reflecting the $332 million decrease in CFFO and the $2,837 million increase in net investments to $3,572 million.

1 Net cash flow is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

D. PROFITABILITY

Return on equity was 19.0% for the twelve months ended March 31, 2024.

In millions of dollars	April 1, 2023 March 31, 2024	January 1, 2023 December 31, 2023	April 1, 2022 March 31, 2023
Adjusted net income	22,047	23,450	34,219
Average adjusted shareholders’ equity	115,835	115,006	115,233
Return on equity (ROE)	19.0%	20.4%	29.7%

Return on average capital employed (ROACE)1 was 16.5% for the twelve months ended March 31, 2024.

In millions of dollars	April 1, 2023 March 31, 2024	January 1, 2023 December 31, 2023	April 1, 2022 March 31, 2023
Adjusted net operating income	23,278	24,684	35,712
Average capital employed	140,662	130,517	140,842
ROACE	16.5%	18.9%	25.4%

E.  Annual 2024 Sensitivities*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.3 B$	+/- 2.8 B$
European gas price – NBP / TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2024. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** In a 80 $/b Brent environment.

F.  SUMMARY AND OUTLOOK

Brent prices are strong at around $90/b at the start of the second quarter 2024, supported by elevated geopolitical tensions and by the OPEC+ decision to maintain production quotas through the second quarter 2024.

These elevated prices are impacting refining margins, which had been elevated since the beginning of the year.

Despite exiting winter at high gas storage levels, European gas prices have been trading within a range of $8 to $10/Mbtu at the beginning of the second quarter 2024. Recovering Asian LNG demand and limited global LNG capacity additions in 2024 support forward prices above $11/Mbtu for the 2024-2025 winter period.

Given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should be between $9 and $10/Mbtu in the second quarter 2024.

Second quarter 2024 hydrocarbon production is expected to be between 2.4 and 2.45 Mboe/d, impacted by planned maintenance that is partially compensated by ramp-ups of Mero 2 in Brazil and Tyra in Denmark.

The second quarter 2024 refining utilization rate is anticipated to be above 85%, notably as the Donges refinery progressively restarts.

The Company confirms net investments guidance of $17-$18 billion in 2024, of which $5 billion is expected to be dedicated to Integrated Power.

1 ROACE is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on Non-GAAP measures (alternative performance measures).

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as COVID-19. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2023.

Additionally, the developments of environmental and climate change-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of the Company’s will. Moreover, the Company’s disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law.

OPERATING INFORMATION BY SEGMENT

Company’s production (Exploration & Production + Integrated LNG)

Combined liquids and gas production by region (kboe/d)	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Europe	570	592	-4%	583	-2%
Africa	463	451	+3%	494	-6%
Middle East and North Africa	815	788	+3%	718	+13%
Americas	352	376	-6%	441	-20%
Asia-Pacific	261	256	+2%	288	-9%
Total production	2,461	2,462	-	2,524	-2%
includes equity affiliates	346	331	+5%	344	+1%

Liquids production by region (kb/d)	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Europe	224	236	-5%	235	-4%
Africa	331	328	+1%	371	-11%
Middle East and North Africa	652	629	+4%	578	+13%
Americas	171	207	-17%	263	-35%
Asia-Pacific	104	106	-1%	116	-10%
Total production	1,482	1,506	-2%	1,562	-5%
includes equity affiliates	154	141	+9%	150	+3%

Gas production by region (Mcf/d)	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Europe	1,869	1,921	-3%	1,879	-1%
Africa	648	612	+6%	615	+5%
Middle East and North Africa	896	881	+2%	772	+16%
Americas	1,003	941	+7%	994	+1%
Asia-Pacific	833	803	+4%	931	-11%
Total production	5,249	5,158	+2%	5,191	+1%
includes equity affiliates	1,043	1,027	+2%	1,054	-1%

Downstream (Refining & Chemicals and Marketing & Services)

Petroleum product sales by region (kb/d)	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Europe	1,774	1,789	-1%	1,600	+11%
Africa	591	610	-3%	667	-11%
Americas	1,033	1,055	-2%	849	+22%
Rest of world	711	697	+2%	623	+14%
Total consolidated sales	4,109	4,151	-1%	3,739	+10%
Includes bulk sales	401	402	-	387	+4%
Includes trading	2,397	2,408	-	1,992	+20%

Petrochemicals production* (kt)	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Europe	990	845	+17%	1,047	-5%
Americas	645	528	+22%	607	+6%
Middle East and Asia	727	725	-	753	-3%

*	Olefins, polymers.

INTEGRATED POWER

Net power production

		1Q24						4Q23
Net power production (TWh)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.1	0.2	-	1.8	0.0	2.2	0.1	0.3	-	1.6	0.0	2.0
Rest of Europe	0.1	0.6	0.6	0.7	0.1	2.0	0.0	0.5	0.6	0.6	0.1	1.8
Africa	0.0	0.0	-	-	-	0.0	0.0	0.0	-	-	-	0.0
Middle East	0.2	-	-	0.3	-	0.5	0.2	-	-	0.3	-	0.4
North America	0.5	0.5	-	0.7	-	1.8	0.4	0.5	-	-	-	0.9
South America	0.2	0.7	-	-	-	0.8	0.1	0.9	-	-	-	1.0
India	1.6	0.2	-	-	-	1.8	1.3	0.2	-	-	-	1.5
Asia-Pacific	0.3	0.0	0.1	-	-	0.4	0.3	0.0	0.1	-	-	0.4
Total	2.9	2.3	0.7	3.6	0.1	9.6	2.4	2.3	0.7	2.5	0.1	8.0

Installed power generation net capacity

		1Q24						4Q23
Installed power generation net capacity (GW) (1)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.6	0.4	-	2.6	0.1	3.7	0.5	0.3	-	2.6	0.1	3.6
Rest of Europe	0.3	0.9	0.6	1.4	0.1	3.2	0.2	0.9	0.6	1.4	0.1	3.2
Africa	0.1	0.0	-	-	0.0	0.1	0.1	0.0	-	-	0.0	0.1
Middle East	0.4	-	-	0.3	-	0.7	0.4	-	-	0.3	-	0.7
North America	2.2	0.8	-	1.5	0.3	4.9	2.0	0.8	-	-	0.2	3.0
South America	0.4	0.9	-	-	-	1.2	0.4	0.8	-	-	-	1.2
India	4.0	0.5	-	-	-	4.5	3.8	0.5	-	-	-	4.3
Asia-Pacific	1.0	0.0	0.1	-	0.0	1.1	1.0	0.0	0.1	-	0.0	1.1
Total	9.0	3.5	0.7	5.8	0.6	19.5	8.5	3.4	0.7	4.3	0.5	17.3

Power generation gross capacity from renewables

	1Q24					4Q23
Installed power generation gross capacity from renewables (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.9	0.7	-	0.1	1.7	0.9	0.6	-	0.1	1.6
Rest of Europe	0.3	1.1	1.1	0.2	2.7	0.2	1.1	1.1	0.2	2.6
Africa	0.1	0.0	-	0.0	0.2	0.1	0.0	-	0.0	0.2
Middle East	1.2	-	-	-	1.2	1.2	-	-	-	1.2
North America	5.2	2.2	-	0.6	8.0	4.9	2.1	-	0.5	7.5
South America	0.4	1.2	-	-	1.6	0.4	1.2	-	-	1.6
India	5.8	0.5	-	-	6.3	5.4	0.5	-	-	5.9
Asia-Pacific	1.5	0.0	0.3	0.0	1.8	1.5	0.0	0.3	0.0	1.8
Total	15.4	5.7	1.4	1.0	23.5	14.6	5.5	1.4	0.8	22.4

	1Q24					4Q23
Power generation gross capacity from renewables in construction (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.1	-	0.0	0.0	0.2	0.2	0.0	0.0	0.0	0.2
Rest of Europe	0.4	0.0	-	0.1	0.5	0.4	0.0	-	0.1	0.5
Africa	0.3	-	-	0.1	0.4	0.0	-	-	0.0	0.0
Middle East	0.1	-	-	-	0.1	0.1	-	-	-	0.1
North America	1.6	0.0	-	0.2	1.8	1.4	0.1	-	0.2	1.7
South America	0.0	0.7	-	0.0	0.7	0.0	0.4	-	0.0	0.4
India	0.6	0.1	-	-	0.6	0.6	-	-	-	0.6
Asia-Pacific	0.1	0.0	0.4	-	0.4	0.0	0.0	0.4	-	0.4
Total	3.1	0.8	0.4	0.4	4.8	2.8	0.6	0.4	0.3	4.1

	1Q24					4Q23
Power generation gross capacity from renewables in development (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	1.2	0.4	-	0.0	1.6	0.7	0.4	-	0.0	1.2
Rest of Europe	4.4	0.5	7.4	1.8	14.2	4.6	0.3	7.4	0.1	12.4
Africa	1.4	0.3	-	0.0	1.7	1.1	0.3	-	0.3	1.7
Middle East	1.7	-	-	-	1.7	1.5	0.7	-	-	2.2
North America	10.3	3.1	4.1	4.8	22.3	8.2	3.4	4.1	5.4	21.1
South America	1.5	1.2	-	0.1	2.8	1.4	0.8	-	0.4	2.6
India	4.5	0.2	-	-	4.7	4.7	0.2	-	-	4.9
Asia-Pacific	3.2	0.1	2.6	1.0	6.9	2.9	0.4	2.9	1.3	7.5
Total	28.2	5.8	14.1	7.7	55.9	25.3	6.5	14.4	7.5	53.7

(1)	Includes 20% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and, from 1Q23, 49% of Casa dos Ventos.

(2)	End-of-period data.

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

In millions of dollars	1Q24	4Q23	1Q23
Net income (TotalEnergies share)	5,721	5,063	5,557
Special items affecting net income (TotalEnergies share)	805	180	(159)
Gain (loss) on asset sales	1,507	1,844	203
Restructuring charges	-	(51)	-
Impairments	(644)	(1,023)	(60)
Other	(58)	(590)	(302)
After-tax inventory effect : FIFO vs. replacement cost	124	(535)	(391)
Effect of changes in fair value	(320)	192	(434)
Total adjustments affecting net income	609	(163)	(984)
Adjusted net income (TotalEnergies share)	5,112	5,226	6,541

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Net income - TotalEnergies share	5,721	5,063	+13%	5,557	+3%
Less: adjustment items to net income (TotalEnergies share)	(609)	163	ns	984	ns
Adjusted net income - TotalEnergies share	5,112	5,226	-2%	6,541	-22%
Adjusted items	-		-	-	-
Add: non-controlling interests	100	57	+75%	74	+35%
Add: income taxes	2,991	3,004	-	4,090	-27%
Add: depreciation, depletion and impairment of tangible assets and mineral interests	2,942	3,060	-4%	3,026	-3%
Add: amortization and impairment of intangible assets	92	115	-20%	99	-7%
Add: financial interest on debt	708	660	+7%	710	-
Less: financial income and expense from cash & cash equivalents	(452)	(426)	ns	(373)	ns
Adjusted EBITDA	11,493	11,696	-2%	14,167	-19%

RECONCILIATION OF REVENUES FROM SALES TO ADJUSTED EBITDA AND NET INCOME (TOTALENERGIES SHARE)

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Adjusted items
Revenues from sales	51,883	54,765	-5%	58,309	-11%
Purchases, net of inventory variation	(33,525)	(36,651)	ns	(37,479)	ns
Other operating expenses	(7,580)	(6,956)	ns	(7,752)	ns
Exploration costs	(88)	(174)	ns	(94)	ns
Other income	240	169	+42%	77	x3.1
Other expense, excluding amortization and impairment of intangible assets	(125)	(150)	ns	(38)	ns
Other financial income	282	276	+2%	248	+14%
Other financial expense	(215)	(180)	ns	(183)	ns
Net income (loss) from equity affiliates	621	597	+4%	1,079	-42%
Adjusted EBITDA	11,493	11,696	-2%	14,167	-19%
Adjusted items
Less: depreciation, depletion and impairment of tangible assets and mineral interests	(2,942)	(3,060)	ns	(3,026)	ns
Less: amortization of intangible assets	(92)	(115)	ns	(99)	ns
Less: financial interest on debt	(708)	(660)	ns	(710)	ns
Add: financial income and expense from cash & cash equivalents	452	426	+6%	373	+21%
Less: income taxes	(2,991)	(3,004)	ns	(4,090)	ns
Less: non-controlling interests	(100)	(57)	ns	(74)	ns
Add: adjustment - TotalEnergies share	609	(163)	ns	(984)	ns
Net income - TotalEnergies share	5,721	5,063	+13%	5,557	+3%

INVESTMENTS – DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITION NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: (TOTALENERGIES SHARE)

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Cash flow used in investing activities (a)	3,467	632	x5.5	6,362	-46%
Other transactions with non-controlling interests (b)	-	-	ns	-	ns
Organic loan repayment from equity affiliates (c)	3	3	ns	(6)	ns
Change in debt from renewable projects financing (d) *	-	(3)	-100%	3	-100%
Capex linked to capitalized leasing contracts (e)	103	71	45%	60	+72%
Expenditures related to carbon credits (f)	(1)	32	ns	1	ns
Net investments (a + b + c + d + e + f = g - i + h)	3,572	735	x4.9	6,420	-44%
of which acquisitions net of assets sales (g-i)	(500)	(5,404)	ns	2,987	ns
Acquisitions (g)	1,074	698	54%	3,256	-67%
Asset sales (i)	1,574	6,102	-74%	269	x5.9
Change in debt from renewable projects (partner share)	-	-	ns	(3)	-100%
of which organic investments (h)	4,072	6,139	-34%	3,433	+19%
Capitalized exploration	145	214	-32%	205	-29%
Increase in non-current loans	538	683	-21%	374	+44%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(146)	(91)	ns	(229)	ns
Change in debt from renewable projects (TotalEnergies share)	-	(3)	-100%	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITION NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: EXPLORATION & PRODUCTION

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Cash flow used in investing activities (a)	1,988	(1,282)	ns	4,021	-51%
Other transactions with non-controlling interests (b)	-	-	-	-	ns
Organic loan repayment from equity affiliates (c)	-	-	-	-	ns
Change in debt from renewable projects financing (d) *	-	-	-	-	ns
Capex linked to capitalized leasing contracts (e)	90	61	+48%	50	+80%
Expenditures related to carbon credits (f)	(1)	32	ns	1	ns
Net investments (a + b + c + d + e + f = g - i + h)	2,077	(1,189)	ns	4,072	-49%
of which acquisitions net of assets sales (g-i)	36	(4,306)	ns	1,938	-98%
Acquisitions (g)	327	39	x8.4	1,946	-83%
Asset sales (i)	291	4,345	-93%	8	x36.4
Change in debt from renewable projects (partner share)	-	-	-	-	ns
of which organic investments (h)	2,041	3,117	-35%	2,134	-4%
Capitalized exploration	136	208	-35%	204	-33%
Increase in non-current loans	42	61	-31%	44	-5%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(15)	(17)	ns	(23)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITION NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED LNG

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Cash flow used in investing activities (a)	515	827	-38%	1,146	-55%
Other transactions with non-controlling interests (b)	-	-	-	-	ns
Organic loan repayment from equity affiliates (c)	1	-	ns	1	ns
Change in debt from renewable projects financing (d) *	-	-	-	-	ns
Capex linked to capitalized leasing contracts (e)	12	11	+9%	8	+50%
Expenditures related to carbon credits (f)	-	-	-	-	ns
Net investments (a + b + c + d + e + f = g - i + h)	528	838	-37%	1,155	-54%
of which acquisitions net of assets sales (g-i)	(12)	48	ns	759	ns
Acquisitions (g)	-	56	-100%	769	-100%
Asset sales (i)	12	8	+50%	10	20%
Change in debt from renewable projects (partner share)	-	-	-	-	ns
of which organic investments (h)	540	790	-32%	396	+36%
Capitalized exploration	9	6	+50%	1	x9
Increase in non-current loans	173	179	-3%	143	+21%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(37)	(20)	ns	(38)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITION NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED POWER

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Cash flow used in investing activities (a)	1,677	1,209	+39%	1,085	+55%
Other transactions with non-controlling interests (b)	-	-	-	-	ns
Organic loan repayment from equity affiliates (c)	-	1	-100%	6	-100%
Change in debt from renewable projects financing (d) *	-	(3)	ns	3	-100%
Capex linked to capitalized leasing contracts (e)	1	(1)	ns	2	-50%
Expenditures related to carbon credits (f)	-	-	-	-	ns
Net investments (a + b + c + d + e + f = g - i + h)	1,678	1,206	+39%	1,096	+53%
of which acquisitions net of assets sales (g-i)	735	532	+38%	519	+42%
Acquisitions (g)	736	535	+38%	537	+37%
Asset sales (i)	1	3	-67%	18	-94%
Change in debt from renewable projects (partner share)	-	-	-	(3)	ns
of which organic investments (h)	943	674	+40%	577	+63%
Capitalized exploration	-	-	-	-	ns
Increase in non-current loans	305	318	-4%	163	+87%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(61)	(28)	ns	(121)	ns
Change in debt from renewable projects (TotalEnergies share)	-	(3)	ns	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITION NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: REFINING & CHEMICALS

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Cash flow used in investing activities (a)	397	989	-60%	217	+83%
Other transactions with non-controlling interests (b)	-	-	-	-	ns
Organic loan repayment from equity affiliates (c)	2	2	ns	(14)	ns
Change in debt from renewable projects financing (d) *	-	-	-	-	ns
Capex linked to capitalized leasing contracts (e)	-	-	-	-	ns
Expenditures related to carbon credits (f)	-	-	-	-	ns
Net investments (a + b + c + d + e + f = g - i + h)	399	991	-60%	203	+97%
of which acquisitions net of assets sales (g-i)	(20)	(11)	ns	5	ns
Acquisitions (g)	9	1	x9	4	x2.3
Asset sales (i)	29	12	x2.4	(1)	ns
Change in debt from renewable projects (partner share)	-	-	-	-	ns
of which organic investments (h)	419	1,002	-58%	198	x2.1
Capitalized exploration	-	-	-	-	ns
Increase in non-current loans	7	28	-75%	11	-36%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(7)	(8)	ns	(8)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITION NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: MARKETING & SERVICES

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Cash flow used in investing activities (a)	(1,137)	(1,166)	ns	(142)	ns
Other transactions with non-controlling interests (b)	-	-	-	-	ns
Organic loan repayment from equity affiliates (c)	-	-	-	-	ns
Change in debt from renewable projects financing (d) *	-	-	-	-	ns
Capex linked to capitalized leasing contracts (e)	-	-	-	-	ns
Expenditures related to carbon credits (f)	-	-	-	-	ns
Net investments (a + b + c + d + e + f = g - i + h)	(1,137)	(1,166)	ns	(142)	ns
of which acquisitions net of assets sales (g-i)	(1,238)	(1,668)	ns	(234)	ns
Acquisitions (g)	2	67	-97%	-	ns
Asset sales (i)	1,240	1,735	-29%	234	x5.3
Change in debt from renewable projects (partner share)	-	-	-	-	ns
of which organic investments (h)	101	502	-80%	92	+10%
Capitalized exploration	-	-	-	-	ns
Increase in non-current loans	11	99	-89%	11	ns
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(26)	(12)	ns	(39)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW (TOTALENERGIES SHARE)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Cash flow from operating activities (a)	2,169	16,150	-87%	5,133	-58%
(Increase) decrease in working capital (b) *	(6,121)	8,377	ns	(3,989)	ns
Inventory effect (c)	125	(724)	ns	(502)	ns
Capital gain from renewable project sales (d)	-	(0)	-100%	3	-100%
Organic loan repayments from equity affiliates (e)	3	3	-	(6)	ns
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	8,168	8,500	-4%	9,621	-15%
Financial charges	(143)	(29)	ns	(153)	ns
Debt Adjusted Cash Flow (DACF)	8,311	8,529	-3%	9,774	-15%

Organic investments (g)	4,072	6,139	-34%	3,433	+19%
Free cash flow after organic investments (f - g)	4,096	2,361	+73%	6,188	-34%

Net investments (h)	3,572	735	x4.9	6,420	-44%
Net cash flow (f - h)	4,596	7,765	-41%	3,201	+44%

*      Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

CASH FLOW BY SEGMENT

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Exploration & Production

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Cash flow from operating activities (a)	3,590	5,708	-37%	4,536	-21%
(Increase) decrease in working capital (b)	(888)	1,018	ns	(371)	ns
Inventory effect (c)	-	-	-	-	ns
Capital gain from renewable project sales (d)	-	-	-	-	ns
Organic loan repayments from equity affiliates (e)	-	-	-	-	ns
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	4,478	4,690	-5%	4,907	-9%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated LNG

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Cash flow from operating activities (a)	1,710	2,702	-37%	3,536	-52%
(Increase) decrease in working capital (b) *	363	939	-61%	1,456	-75%
Inventory effect (c)	-	-	-	-	ns
Capital gain from renewable project sales (d)	-	-	-	-	ns
Organic loan repayments from equity affiliates (e)	1	-	ns	1	ns
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,348	1,763	-24%	2,081	-35%

*      Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated Power

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Cash flow from operating activities (a)	(249)	638	ns	(1,285)	ns
(Increase) decrease in working capital (b) *	(941)	(66)	ns	(1,715)	ns
Inventory effect (c)	-	-	-	-	ns
Capital gain from renewable project sales (d)	-	-	-	3	-100%
Organic loan repayments from equity affiliates (e)	-	1	ns	6	-100%
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	692	705	-2%	440	+57%

*      Changes in working capital are presented excluding the mark-to-market effect of Integrated Power sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Refining & Chemicals

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Cash flow from operating activities (a)	(2,129)	4,825	ns	(851)	ns
(Increase) decrease in working capital (b)	(3,526)	4,161	ns	(2,183)	ns
Inventory effect (c)	108	(507)	ns	(415)	ns
Capital gain from renewable project sales (d)	-	-	-	-	ns
Organic loan repayments from equity affiliates (e)	2	2	ns	(14)	ns
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,291	1,173	+10%	1,733	-26%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Marketing & Services

In millions of dollars	1Q24	4Q23	1Q24 vs 4Q23	1Q23	1Q24 vs 1Q23
Cash flow from operating activities (a)	(108)	1,759	ns	(673)	ns
(Increase) decrease in working capital (b)	(604)	1,457	ns	(1,042)	ns
Inventory effect (c)	17	(217)	ns	(87)	ns
Capital gain from renewable project sales (d)	-	-	-	-	ns
Organic loan repayments from equity affiliates (e)	-	-	-	-	ns
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	479	519	-8%	456	+5%

GEARING RATIO

In millions of dollars	3/31/2024	12/31/2023	3/31/2023
Current borrowings *	16,068	7,869	16,280
Other current financial liabilities	481	446	597
Current financial assets *, **	(5,969)	(6,256)	(7,223)
Net financial assets classified as held for sale *	(11)	17	(38)
Non-current financial debt *	30,452	32,722	34,820
Non-current financial assets *	(1,165)	(1,229)	(1,101)
Cash and cash equivalents	(25,640)	(27,263)	(27,985)
Net debt (a)	14,216	6,306	15,350

Shareholders’ equity - TotalEnergies share	118,409	116,753	115,581
Non-controlling interests	2,734	2,700	2,863
Shareholders' equity (b)	121,143	119,453	118,444

Gearing = a / (a+b)	10.5%	5.0%	11.5%

Leases (c)	8,013	8,275	8,131
Gearing including leases (a+c) / (a+b+c)	15.5%	10.9%	16.5%

*      Excludes leases receivables and leases debts.

**     Including initial margins held as part of the Company's activities on organized markets.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)

Twelve months ended March 31, 2024

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company

Adjusted net operating income	10,839	5,350	2,094	3,998	1,433	23,278
Capital employed at 3/31/2023	67,658	34,183	18,982	10,115	8,811	139,830
Capital employed at 3/31/2024	64,968	36,678	22,890	9,360	8,013	141,494
ROACE	16.3%	15.1%	10.0%	41.1%	17.0%	16.5%

RECONCILIATION OF CAPITAL EMPLOYED (BALANCE SHEET) AND CALCULATION OF ROACE

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Inter- Company	Company
Adjusted net operating income 1st quarter 2024	2,550	1,222	611	962	255	(90)	-	5,510
Adjusted net operating income 4th quarter 2023	2,802	1,456	527	633	306	(178)	-	5,546
Adjusted net operating income 3rd quarter 2023	3,138	1,342	506	1,399	423	80	-	6,888
Adjusted net operating income 2nd quarter 2023	2,349	1,330	450	1,004	449	(248)	-	5,334
Adjusted net operating income ( a )	10,839	5,350	2,094	3,998	1,433	(436)	-	23,278

Balance sheet as of March 31, 2024
Property plant and equipment intangible assets net	84,713	25,054	13,626	12,089	6,508	665	-	142,655
Investments & loans in equity affiliates	2,889	14,387	8,831	4,142	1,007		-	31,256
Other non-current assets	3,626	2,500	1,280	715	1,236	31	-	9,388
Inventories, net	1,428	1,010	657	13,390	3,744	-	-	20,229
Accounts receivable, net	6,329	8,061	6,819	20,658	9,822	983	(28,474)	24,198
Other current assets	6,404	8,918	5,939	2,674	3,288	5,024	(11,632)	20,615
Accounts payable	(6,347)	(9,053)	(6,565)	(32,774)	(10,361)	(874)	28,327	(37,647)
Other creditors and accrued liabilities	(9,053)	(10,425)	(6,071)	(6,449)	(5,656)	(7,074)	11,779	(32,949)
Working capital	(1,239)	(1,489)	779	(2,501)	837	(1,941)	-	(5,554)
Provisions and other non-current liabilities	(25,021)	(3,774)	(1,902)	(3,678)	(1,235)	830	-	(34,780)
Assets and liabilities classified as held for sale	-	-	276	131	-	-	-	407
Capital Employed (Balance sheet)	64,968	36,678	22,890	10,898	8,353	(415)	-	143,372
Less inventory valuation effect	-	-	-	(1,538)	(340)	-	-	(1,878)
Capital Employed at replacement cost (b)	64,968	36,678	22,890	9,360	8,013	(415)	-	141,494

Balance sheet as of March 31, 2023
Property plant and equipment intangible assets net	88,954	24,420	7,172	11,476	8,036	675	-	140,733
Investments & loans in equity affiliates	2,344	13,013	9,580	4,471	589	-	-	29,997
Other non-current assets	3,253	3,034	445	656	1,077	225	-	8,690
Inventories, net	1,486	1,520	883	14,637	4,260	-	-	22,786
Accounts receivable, net	6,514	10,988	8,273	18,509	8,777	1,843	(30,776)	24,128
Other current assets	6,131	14,144	9,492	2,732	3,409	2,922	(10,677)	28,153
Accounts payable	(5,493)	(12,295)	(6,951)	(29,927)	(10,469)	(1,751)	30,849	(36,037)
Other creditors and accrued liabilities	(10,938)	(16,778)	(8,855)	(7,018)	(5,220)	(4,373)	10,604	(42,578)
Working capital	(2,300)	(2,421)	2,842	(1,067)	757	(1,359)	-	(3,548)
Provisions and other non-current liabilities	(24,812)	(3,863)	(1,213)	(3,789)	(1,273)	540	-	(34,410)
Assets and liabilities classified as held for sale	219	-	156	88	-	-	-	463
Capital Employed (Balance sheet)	67,658	34,183	18,982	11,835	9,186	81	-	141,925
Less inventory valuation effect	-	-	-	(1,720)	(375)	-	-	(2,095)
Capital Employed at replacement cost (c)	67,658	34,183	18,982	10,115	8,811	81	-	139,830

ROACE as a percentage (a/average(b+c))	16.3%	15.1%	10.0%	41.1%	17.0%			16.5%

GLOSSARY

Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisition net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities.

Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector).

Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items.

Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities(v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE).

Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders.

Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements.

Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments.

Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet.

Net cash flow is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisition net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks.

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisition net of assets sales each of which is described in the Glossary.

Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth.

Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder.

Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers.

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	1st quarter	4th quarter	1st quarter
(M$)(a)	2024	2023	2023

Sales	56,278	59,237	62,603
Excise taxes	(4,395)	(4,472)	(4,370)
Revenues from sales	51,883	54,765	58,233

Purchases, net of inventory variation	(33,780)	(37,150)	(38,351)
Other operating expenses	(7,643)	(7,166)	(7,785)
Exploration costs	(88)	(174)	(92)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,942)	(3,539)	(3,062)
Other income	1,758	2,685	341
Other expense	(315)	(802)	(300)

Financial interest on debt	(708)	(660)	(710)
Financial income and expense from cash & cash equivalents	472	439	393
Cost of net debt	(236)	(221)	(317)

Other financial income	306	303	258
Other financial expense	(215)	(189)	(183)

Net income (loss) from equity affiliates	18	(136)	960

Income taxes	(2,942)	(3,339)	(4,071)
Consolidated net income	5,804	5,037	5,631
TotalEnergies share	5,721	5,063	5,557
Non-controlling interests	83	(26)	74
Earnings per share ($)	2.42	2.11	2.23
Fully-diluted earnings per share ($)	2.40	2.09	2.21

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	1st quarter	4th quarter	1st quarter
(M$)	2024	2023	2023

Consolidated net income	5,804	5,037	5,631

Other comprehensive income

Actuarial gains and losses	(2)	(251)	3
Change in fair value of investments in equity instruments	40	(17)	4
Tax effect	(8)	42	(8)
Currency translation adjustment generated by the parent company	(1,506)	3,025	1,466
Items not potentially reclassifiable to profit and loss	(1,476)	2,799	1,465
Currency translation adjustment	1,099	(3,182)	(1,250)
Cash flow hedge	807	701	1,202
Variation of foreign currency basis spread	(15)	(16)	(3)
share of other comprehensive income of equity affiliates, net amount	(76)	(144)	(98)
Other	2	3	3
Tax effect	(219)	(212)	(336)
Items potentially reclassifiable to profit and loss	1,598	(2,850)	(482)
Total other comprehensive income (net amount)	122	(51)	983

Comprehensive income	5,926	4,986	6,614
TotalEnergies share	5,870	4,995	6,550
Non-controlling interests	56	(9)	64

CONSOLIDATED BALANCE SHEET

TotalEnergies

	March 31,	December 31,	March 31,
	2024	2023	2023
(M$)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	33,193	33,083	33,234
Property, plant and equipment, net	109,462	108,916	107,499
Equity affiliates : investments and loans	31,256	30,457	29,997
Other investments	1,895	1,543	1,209
Non-current financial assets	2,308	2,395	2,357
Deferred income taxes	3,165	3,418	4,772
Other non-current assets	4,328	4,313	2,709
Total non-current assets	185,607	184,125	181,777

Current assets
Inventories, net	20,229	19,317	22,786
Accounts receivable, net	24,198	23,442	24,128
Other current assets	20,615	20,821	28,153
Current financial assets	6,319	6,585	7,535
Cash and cash equivalents	25,640	27,263	27,985
Assets classified as held for sale	525	2,101	668
Total current assets	97,526	99,529	111,255
Total assets	283,133	283,654	293,032

LIABILITIES & SHAREHOLDERS' EQUITY

Shareholders' equity
Common shares	7,548	7,616	7,828
Paid-in surplus and retained earnings	129,937	126,857	123,357
Currency translation adjustment	(14,167)	(13,701)	(12,784)
Treasury shares	(4,909)	(4,019)	(2,820)
Total shareholders' equity - TotalEnergies Share	118,409	116,753	115,581
Non-controlling interests	2,734	2,700	2,863
Total shareholders' equity	121,143	119,453	118,444

Non-current liabilities
Deferred income taxes	11,878	11,688	11,300
Employee benefits	1,941	1,993	1,840
Provisions and other non-current liabilities	20,961	21,257	21,270
Non-current financial debt	38,053	40,478	42,915
Total non-current liabilities	72,833	75,416	77,325

Current liabilities
Accounts payable	37,647	41,335	36,037
Other creditors and accrued liabilities	32,949	36,727	42,578
Current borrowings	17,973	9,590	17,884
Other current financial liabilities	481	446	597
Liabilities directly associated with the assets classified as held for sale	107	687	167
Total current liabilities	89,157	88,785	97,263
Total liabilities & shareholders' equity	283,133	283,654	293,032

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)
	1st quarter	4th quarter	1st quarter
(M$)	2024	2023	2023
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	5,804	5,037	5,631
Depreciation, depletion, amortization and impairment	3,036	3,815	3,187
Non-current liabilities, valuation allowances and deferred taxes	292	(268)	314
(Gains) losses on disposals of assets	(1,610)	(2,609)	(252)
Undistributed affiliates' equity earnings	288	940	(349)
(Increase) decrease in working capital	(5,686)	8,308	(3,419)
Other changes, net	45	927	21
Cash flow from operating activities	2,169	16,150	5,133
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(3,420)	(5,076)	(4,968)
Acquisitions of subsidiaries, net of cash acquired	(759)	(10)	(136)
Investments in equity affiliates and other securities	(488)	(1,066)	(1,407)
Increase in non-current loans	(538)	(683)	(389)
Total expenditures	(5,205)	(6,835)	(6,900)
Proceeds from disposals of intangible assets and property, plant and equipment	337	2,776	68
Proceeds from disposals of subsidiaries, net of cash sold	1,218	3,333	183
Proceeds from disposals of non-current investments	34	-	49
Repayment of non-current loans	149	94	238
Total divestments	1,738	6,203	538
Cash flow used in investing activities	(3,467)	(632)	(6,362)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	-	-	-
- Treasury shares	(2,006)	(2,964)	(2,103)
Dividends paid:
- Parent company shareholders	(1,903)	(1,869)	(1,844)
- Non-controlling interests	(6)	(17)	(21)
Net issuance (repayment) of perpetual subordinated notes	-	-	-
Payments on perpetual subordinated notes	(159)	(54)	(158)
Other transactions with non-controlling interests	(17)	(16)	(86)
Net issuance (repayment) of non-current debt	42	(21)	118
Increase (decrease) in current borrowings	3,536	(8,458)	(1,274)
Increase (decrease) in current financial assets and liabilities	271	360	1,394
Cash flow from (used in) financing activities	(242)	(13,039)	(3,974)
Net increase (decrease) in cash and cash equivalents	(1,540)	2,479	(5,203)
Effect of exchange rates	(83)	53	162
Cash and cash equivalents at the beginning of the period	27,263	24,731	33,026
Cash and cash equivalents at the end of the period	25,640	27,263	27,985

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(unaudited)
	Common shares issued		Paid-in	Currency	Treasury shares		Shareholders’	Non-	Total
			surplus and	translation			equity -	controlling	shareholders'
			retained	adjustment			TotalEnergies	interests	equity
(M$)	Number	Amount	earnings		Number	Amount	Share
As of January 1, 2023	2,619,131,285	8,163	123,951	(12,836)	(137,187,667)	(7,554)	111,724	2,846	114,570
Net income of the first quarter 2023	-	-	5,557	-	-	-	5,557	74	5,631
Other comprehensive income	-	-	913	80	-	-	993	(10)	983
Comprehensive Income	-	-	6,470	80	-	-	6,550	64	6,614
Dividend	-	-	-	-	-	-	-	(21)	(21)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(33,842,858)	(2,703)	(2,703)	-	(2,703)
Sale of treasury shares(a)	-	-	(395)	-	6,446,384	395	-	-	-
Share-based payments	-	-	54	-	-	-	54	-	54
Share cancellation	(128,869,261)	(335)	(6,707)	-	128,869,261	7,042	-	-	-
Net issuance (repayment) of perpetual subordinated notes
Payments on perpetual subordinated notes	-	-	(77)	-	-	-	(77)	-	(77)
Other operations with non-controlling interests	-	-	39	(28)	-	-	11	(25)	(14)
Other items	-	-	22	-	-	-	22	(1)	21
As of March 31, 2023	2,490,262,024	7,828	123,357	(12,784)	(35,714,880)	(2,820)	115,581	2,863	118,444
Net income from April 1 to December 31, 2023	-	-	15,827	-	-	-	15,827	52	15,879
Other comprehensive income	-	-	1,074	(917)	-	-	157	(33)	124
Comprehensive Income	-	-	16,901	(917)	-	-	15,984	19	16,003
Dividend	-	-	(7,611)	-	-	-	(7,611)	(290)	(7,901)
Issuance of common shares	8,002,155	22	361	-	-	-	383	-	383
Purchase of treasury shares	-	-	-	-	(110,857,719)	(6,464)	(6,464)	-	(6,464)
Sale of treasury shares(a)	-	-	(1)	-	17,042	1	-	-	-
Share-based payments	-	-	237	-	-	-	237	-	237
Share cancellation	(86,012,344)	(234)	(5,030)	-	86,012,344	5,264	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,107)	-	-	-	(1,107)	-	(1,107)
Payments on perpetual subordinated notes	-	-	(217)	-	-	-	(217)	-	(217)
Other operations with non-controlling interests	-	-	(9)	-	-	-	(9)	110	101
Other items	-	-	(24)	-	-	-	(24)	(2)	(26)
As of December 31, 2023	2,412,251,835	7,616	126,857	(13,701)	(60,543,213)	(4,019)	116,753	2,700	119,453
Net income of the first quarter 2024	-	-	5,721	-	-	-	5,721	83	5,804
Other comprehensive income	-	-	614	(465)	-	-	149	(27)	122
Comprehensive Income	-	-	6,335	(465)	-	-	5,870	56	5,926
Dividend	-	-	-	-	-	-	-	(6)	(6)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(30,581,230)	(2,556)	(2,556)	-	(2,556)
Sale of treasury shares(a)	-	-	-	-	2,957	-	-	-	-
Share-based payments	-	-	59	-	-	-	59	-	59
Share cancellation	(25,405,361)	(68)	(1,597)	-	25,405,361	1,665	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,679)	-	-	-	(1,679)	-	(1,679)
Payments on perpetual subordinated notes	-	-	(71)	-	-	-	(71)	-	(71)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(17)	(17)
Other items	-	-	33	(1)	-	1	33	1	34
As of March 31, 2024	2,386,846,474	7,548	129,937	(14,167)	(65,716,125)	(4,909)	118,409	2,734	121,143

(a)Treasury shares related to the performance share grants.

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

1st quarter 2024
	Exploration	Integrated	Integrated	Refining	Marketing
	&	LNG	Power	&	&	Corporate	Intercompany	Total
(M$)	Production			Chemicals	Services
External sales	1,318	2,659	7,082	24,533	20,671	15	-	56,278
Intersegment sales	9,735	3,495	790	8,143	269	63	(22,495)	-
Excise taxes	-	-	-	(170)	(4,225)	-	-	(4,395)
Revenues from sales	11,053	6,154	7,872	32,506	16,715	78	(22,495)	51,883
Operating expenses	(4,444)	(4,784)	(7,565)	(30,888)	(16,096)	(229)	22,495	(41,511)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,917)	(321)	(97)	(376)	(206)	(25)	-	(2,942)
Net income (loss) from equity affiliates and other items	97	495	(615)	68	1,480	27	-	1,552
Tax on net operating income	(2,261)	(284)	(40)	(255)	(108)	55	-	(2,893)
Adjustment (a)	(22)	38	(1,056)	93	1,530	(4)	-	579
Adjusted net operating income	2,550	1,222	611	962	255	(90)	-	5,510
Adjustment (a)								579
Net cost of net debt								(285)
Non-controlling interests								(83)
Net income - TotalEnergies share								5,721

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

1st quarter 2024	Exploration	Integrated	Integrated	Refining	Marketing
	&	LNG	Power	&	&	Corporate	Intercompany	Total
(M$)	Production			Chemicals	Services

Total expenditures	2,294	565	1,739	435	144	28	-	5,205
Total divestments	306	50	62	38	1,281	1	-	1,738
Cash flow from operating activities	3,590	1,710	(249)	(2,129)	(108)	(645)	-	2,169

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

4th quarter 2023
	Exploration	Integrated	Integrated	Refining	Marketing
	&	LNG	Power	&	&	Corporate	Intercompany	Total
(M$)	Production			Chemicals	Services
External sales	1,622	3,050	7,350	24,372	22,826	17	-	59,237
Intersegment sales	10,630	3,651	1,276	8,796	157	26	(24,536)	-
Excise taxes	-	-	-	(216)	(4,256)	-	-	(4,472)
Revenues from sales	12,252	6,701	8,626	32,952	18,727	43	(24,536)	54,765
Operating expenses	(5,084)	(5,289)	(7,787)	(32,367)	(18,289)	(210)	24,536	(44,490)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,334)	(440)	(97)	(394)	(236)	(38)	-	(3,539)
Net income (loss) from equity affiliates and other items	(370)	560	(17)	(158)	1,917	(71)	-	1,861
Tax on net operating income	(2,371)	(217)	(156)	76	(718)	91	-	(3,295)
Adjustment (a)	(709)	(141)	42	(524)	1,095	(7)	-	(244)
Adjusted net operating income	2,802	1,456	527	633	306	(178)	-	5,546
Adjustment (a)								(244)
Net cost of net debt								(265)
Non-controlling interests								26
Net income - TotalEnergies share								5,063

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

4th quarter 2023	Exploration	Integrated	Integrated	Refining	Marketing
	&	LNG	Power	&	&	Corporate	Intercompany	Total
(M$)	Production			Chemicals	Services
Total expenditures	3,080	855	1,241	1,011	588	60	-	6,835
Total divestments	4,362	28	32	22	1,754	5	-	6,203
Cash flow from operating activities	5,708	2,702	638	4,825	1,759	518	-	16,150

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

1st quarter 2023	Exploration	Integrated	Integrated	Refining	Marketing
	&	LNG	Power	&	&	Corporate	Intercompany	Total
(M$)	Production			Chemicals	Services
External sales	1,954	4,872	8,555	24,855	22,359	8	-	62,603
Intersegment sales	10,728	5,999	1,685	9,061	120	57	(27,650)	-
Excise taxes	-	-	-	(184)	(4,186)	-	-	(4,370)
Revenues from sales	12,682	10,871	10,240	33,732	18,293	65	(27,650)	58,233
Operating expenses	(4,762)	(9,445)	(9,831)	(31,892)	(17,787)	(161)	27,650	(46,228)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,066)	(288)	(47)	(414)	(224)	(23)	-	(3,062)
Net income (loss) from equity affiliates and other items	68	804	(70)	52	243	(21)	-	1,076
Tax on net operating income	(3,398)	(205)	(111)	(325)	(119)	63	-	(4,095)
Adjustment (a)	(129)	(335)	(189)	(465)	126	-	-	(992)
Adjusted net operating income	2,653	2,072	370	1,618	280	(77)	-	6,916
Adjustment (a)								(992)
Net cost of net debt								(293)
Non-controlling interests								(74)
Net income - TotalEnergies share								5,557

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

1st quarter 2023
	Exploration	Integrated	Integrated	Refining	Marketing
	&	LNG	Power	&	&	Corporate	Intercompany	Total
(M$)	Production			Chemicals	Services
Total expenditures	4,052	1,195	1,234	225	159	35	-	6,900
Total divestments	31	49	149	8	301	-	-	538
Cash flow from operating activities	4,536	3,536	(1,285)	(851)	(673)	(130)	-	5,133

TotalEnergies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST THREE MONTHS 2024

(unaudited)

1) Basis of preparation of the consolidated financial statements

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TotalEnergies SE and its subsidiaries (the Company) as of March 31, 2024, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at March 31, 2024, are consistent with those used for the financial statements at December 31, 2023.

The preparation of financial statements in accordance with IFRS for the closing as of March 31, 2024 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by General Management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2023.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the General Management of the Company applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Company structure

2.1) Main acquisitions and divestments

➢	Exploration & Production

•	In February 2024, TotalEnergies and its partner SOCAR (State Oil Company of the Republic of Azerbaijan) have completed the sale of 15% interest each in the Absheron gas field to ADNOC (Abu Dhabi National Oil Company). Following the completion of this transaction, TotalEnergies holds a 35% stake in the Absheron gas field alongside SOCAR (35%) and ADNOC (30%).

March 31, 2024 - Notes to the consolidated financial statements - 1/11

➢	Integrated Power

•	In February 2024, TotalEnergies has finalized the acquisition of three gas-fired power plants with a total capacity of 1.5 GW in Texas from TexGen, a U.S.-based company for a net investment of $635 million.

➢	Marketing & Services

•	In January 2024, TotalEnergies has finalized the partial divestment of retail network in Belgium and Luxembourg and the full divestment in the Netherlands to Alimentation Couche-Tard for 1.4 billion dollars.

2.2) Major business combinations

➢	Integrated Power

Acquisition of 1.5 GW Power Generation Capacity in Texas

In accordance with IFRS 3 “Business combinations”, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. A preliminary purchase price allocation has been done in the first quarter after the closing and will be finalized within 12 months following the acquisition date.

2.3) Divestment projects

As of March 31, 2024, there is no material divestment project recorded in “assets classified as held for sale”.

3) Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices for transactions between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, conducted in about 50 countries;

-	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities) as well as biogas, hydrogen and gas trading activities;

-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

March 31, 2024 - Notes to the consolidated financial statements - 2/11

Definition of the indicators

Adjusted Net Operating Income

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

Adjustment items include:

a) Special items

Due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

b) The inventory valuation effect

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-in, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors.

In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost method.

c) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

March 31, 2024 - Notes to the consolidated financial statements - 3/11

3.1) Information by business segment

1st quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,318	2,659	7,082	24,533	20,671	15	-	56,278
Intersegment sales	9,735	3,495	790	8,143	269	63	(22,495)	-
Excise taxes	-	-	-	(170)	(4,225)	-	-	(4,395)
Revenues from sales	11,053	6,154	7,872	32,506	16,715	78	(22,495)	51,883
Operating expenses	(4,444)	(4,784)	(7,565)	(30,888)	(16,096)	(229)	22,495	(41,511)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,917)	(321)	(97)	(376)	(206)	(25)	-	(2,942)
Net income (loss) from equity affiliates and other items	97	495	(615)	68	1,480	27	-	1,552
Tax on net operating income	(2,261)	(284)	(40)	(255)	(108)	55	-	(2,893)
Adjustment (a)	(22)	38	(1,056)	93	1,530	(4)	-	579
Adjusted net operating income	2,550	1,222	611	962	255	(90)	-	5,510
Adjustment (a)								579
Net cost of net debt								(285)
Non-controlling interests								(83)
Net income - TotalEnergies share								5,721

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

1st quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,294	565	1,739	435	144	28	-	5,205
Total divestments	306	50	62	38	1,281	1	-	1,738
Cash flow from operating activities	3,590	1,710	(249)	(2,129)	(108)	(645)	-	2,169

March 31, 2024 - Notes to the consolidated financial statements - 4/11

1st quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,954	4,872	8,555	24,855	22,359	8	-	62,603
Intersegment sales	10,728	5,999	1,685	9,061	120	57	(27,650)	-
Excise taxes	-	-	-	(184)	(4,186)	-	-	(4,370)
Revenues from sales	12,682	10,871	10,240	33,732	18,293	65	(27,650)	58,233
Operating expenses	(4,762)	(9,445)	(9,831)	(31,892)	(17,787)	(161)	27,650	(46,228)
Depreciation, depletion and impairment of	(2,066)	(288)	(47)	(414)	(224)	(23)	-	(3,062)
tangible assets and mineral interests
Net income (loss) from equity affiliates and	68	804	(70)	52	243	(21)	-	1,076
other items
Tax on net operating income	(3,398)	(205)	(111)	(325)	(119)	63	-	(4,095)
Adjustment (a)	(129)	(335)	(189)	(465)	126	-	-	(992)
Adjusted net operating income	2,653	2,072	370	1,618	280	(77)	-	6,916
Adjustment (a)								(992)
Net cost of net debt								(293)
Non-controlling interests								(74)
Net income - TotalEnergies share								5,557

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

1st quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	4,052	1,195	1,234	225	159	35	-	6,900
Total divestments	31	49	149	8	301	-	-	538
Cash flow from operating activities	4,536	3,536	(1,285)	(851)	(673)	(130)	-	5,133

March 31, 2024 - Notes to the consolidated financial statements - 5/11

3.2) Adjustment items

The main adjustement items for 2024 are the following:

1)	An “Inventory valuation effect” amounting to $ 107 million in net operating income for the Refining & Chemicals and Marketing & Services segments;

2)	An “Effect of changes in fair value” amounting to $(320) million in net operating income for the Integrated LNG and Integrated Power segments;

3)	An impairment of $(644) million in net operating income of the Company’s minority stake in Sunpower and Maxeon, based on their market value for the Integrated Power segment;

4)	Capital gains on disposal for an amount of $ 1,507 million in net operating income generated in particular on the partial divestment of retail network in Belgium and Luxembourg and the full divestment in the Netherlands for the Marketing & Services segment. This amount includes the revaluation of shares held and consolidated under the equity method in Belgium and Luxembourg.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO NET OPERATING INCOME
		Exploration	Integrated	Integrated	Refining	Marketing	Corporate	Total
		&	LNG	Power	&	&
(M$)		Production			Chemicals	Services
1st quarter 2024	Inventory valuation effect	-	-	-	93	14	-	107
	Effect of changes in fair value	-	38	(358)	-	-	-	(320)
	Restructuring charges	-	-	-	-	-	-	-
	Asset impairment and provisions charges	-	-	(644)	-	-	-	(644)
	Gains (losses) on disposals of assets	(9)	-	-	-	1,516	-	1,507
	Other items	(13)	-	(54)	-	-	(4)	(71)
Total		(22)	38	(1,056)	93	1,530	(4)	579
1st quarter 2023	Inventory valuation effect	-	-	-	(327)	(64)	-	(391)
	Effect of changes in fair value	-	(331)	(103)	-	-	-	(434)
	Restructuring charges	-	-	-	-	-	-	-
	Asset impairment and provisions charges	-	-	-	(60)	-	-	(60)
	Gains (losses) on disposals of assets	-	-	-	-	203	-	203
	Other items	(129)	(4)	(86)	(78)	(13)	-	(310)
Total		(129)	(335)	(189)	(465)	126	-	(992)

March 31, 2024 - Notes to the consolidated financial statements - 6/11

4) Shareholders’ equity

Treasury shares (TotalEnergies shares held directly by TotalEnergies SE)

	December 31, 2023	March 31, 2024
Number of treasury shares	60,543,213	65,716,125
Percentage of share capital	2.51%	2.75%

At its meeting on February 6, 2024, the Board of Directors decided, following the authorization of the Extraordinary Shareholder's Meeting on May 25, 2022, to cancel 25 405 361 treasury shares bought back between August 25, 2023 and October 26, 2023.

Dividend

On February 6, 2024, the Board of Directors, after approving the financial statements for fiscal year 2023, decided to propose to the Shareholders’ Meeting on May 24, 2024 the distribution of an ordinary €3.01 dividend per share for fiscal year 2023. Subject to the Shareholders’ decision, considering the first three interim dividends already decided by the Board of Directors, the final ordinary dividend for the fiscal year 2023 will be €0.79 per share.

Dividend 2023	First interim	Second interim	Third interim	Final*
Amount	€0.74	€0.74	€0.74	€0.79
Set date	April 26, 2023	July 26, 2023	October 25, 2023	February 6, 2024
Ex-dividend date	September 20, 2023	January 2, 2024	March 20, 2024	June 19, 2024
Payment date	October 2, 2023	January 12, 2024	April 3, 2024	July 1, 2024

*Subject to the Shareholder’s decision on May 24,2024

The Board of Directors, at its meeting on April 25, 2024, set the first interim dividend for the fiscal year 2024 at €0.79 per share. The ex-dividend date of this intermin dividend will be September 25, 2024 and it will be paid in cash on October 1st, 2024.

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €2.23 per share for the 1st quarter 2024 (€1.96 per share for the 4th quarter 2023 and €2.08 per share for the 1st quarter 2023). Diluted earnings per share calculated using the same method amounted to €2.21 per share for the 1st quarter 2024 (€1.95 per share for the 4th quarter 2023 and €2.06 per share for the 1st quarter 2023).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

TotalEnergies SE has not issued any perpetual subordinated notes during the first three months of 2024.

On March 20th, 2024, TotalEnergies SE notified its binding intention to fully reimburse the nominal amount of €1,500 million of its perpetual subordinated notes 1.750% issued in April 2019, on their first call date, on April 4th, 2024, resulting in its reclassification as current borrowings as of March 31, 2024.

March 31, 2024 - Notes to the consolidated financial statements - 7/11

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	1st quarter 2024	1st quarter 2023
Actuarial gains and losses	(2)	3

Change in fair value of investments in equity instruments	40	4

Tax effect	(8)	(8)
Currency translation adjustment generated by the parent company	(1,506)	1,466
Sub-total items not potentially reclassifiable to profit and loss	(1,476)	1,465

Currency translation adjustment	1,099	(1,250)
- unrealized gain/(loss) of the period	1,097	(1,334)
- less gain/(loss) included in net income	(2)	(84)

Cash flow hedge	807	1,202
- unrealized gain/(loss) of the period	763	1,022
- less gain/(loss) included in net income	(44)	(180)

Variation of foreign currency basis spread	(15)	(3)
- unrealized gain/(loss) of the period	(41)	(12)
- less gain/(loss) included in net income	(26)	(9)

Share of other comprehensive income of	(76)	(98)
equity affiliates, net amount
- unrealized gain/(loss) of the period	(78)	(91)
- less gain/(loss) included in net income	(2)	7

Other	2	3

Tax effect	(219)	(336)
Sub-total items potentially reclassifiable to profit and loss	1,598	(482)
Total other comprehensive income (net amount)	122	983

March 31, 2024 - Notes to the consolidated financial statements - 8/11

Tax effects relating to each component of other comprehensive income are as follows:

		1st quarter 2024			1st quarter 2023

	Pre-tax			Pre-tax
(M$)	amount	Tax effect	Net amount	amount	Tax effect	Net amount
Actuarial gains and losses	(2)	1	(1)	3	(7)	(4)
Change in fair value of investments in equity instruments	40	(9)	31	4	-	4
Currency translation adjustment generated by the parent company	(1,506)	-	(1,506)	1,466	-	1,466

Sub-total items not potentially reclassifiable to profit and loss	(1,468)	(8)	(1,476)	1,473	(7)	1,466
Currency translation adjustment	1,099	-	1,099	(1,250)	-	(1,250)
Cash flow hedge	807	(223)	584	1,202	(337)	865
Variation of foreign currency basis spread	(15)	4	(11)	(3)	1	(2)
Share of other comprehensive income of equity affiliates, net amount	(76)	-	(76)	(98)	-	(98)
Other	2	-	2	3	-	3

Sub-total items potentially reclassifiable to profit and loss	1,817	(219)	1,598	(146)	(336)	(482)

Total other comprehensive income	349	(227)	122	1,327	(343)	984

5) Financial debt

The Company has not issued any new senior bond during the first three months of 2024.

The Company reimbursed two senior bonds during the first three months of 2024:

-	5.125% bond issued by TotalEnergies Capital in 2009 and maturing in March 2024 (€950 million);

-	3.700% bond issued by TotalEnergies Capital International in 2013 and maturing in January 2024 ($1,000 million).

6)	Related parties

The related parties are mainly equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first three months of 2024.

March 31, 2024 - Notes to the consolidated financial statements - 9/11

7) Other risks and contingent liabilities

TotalEnergies is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the TotalEnergies, other than those mentioned below.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which TotalEnergies holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

Mozambique

Considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, TotalEnergies has confirmed on April 26, 2021, the withdrawal of all Mozambique LNG project personnel from the Afungi site. This situation led TotalEnergies, as operator of Mozambique LNG project, to declare force majeure.

Legal and arbitration proceedings

-	FERC

The Office of Enforcement of the US Federal Energy Regulatory Commission (FERC) began in 2015 an investigation in connection with the natural gas trading activities in the United States of TotalEnergies Gas & Power North America, Inc. (TGPNA), a US subsidiary of TotalEnergies. The investigation covered transactions made by TGPNA between June 2009 and June 2012 on the natural gas market. TGPNA received a Notice of Alleged Violations from FERC on September 21, 2015. On April 28, 2016, FERC issued an order to show cause to TGPNA and two of its former employees, and to the Corporation and TotalEnergies Gas & Power Ltd., regarding the same facts. The case was remanded on July 15, 2021 to the FERC Administrative Judge for hearing and consideration on the merits. TGPNA brought a claim to the U.S. District Court for the District of Texas in December 2022 disputing the constitutionality of FERC's administrative procedure; the U.S. District Court for the District of Texas ordered a stay of the case in the course of 2023, pending decisions by the U.S. Supreme Court in another cases involving similar constitutional issues. TGPNA contests the claims brought against it.

-	Disputes relating to Climate

In France, the Corporation was summoned in January 2020 before Nanterre’s Civil Court of Justice by certain associations and local communities in order to oblige the Company to complete its Vigilance Plan, by identifying in detail risks relating to a global warming above 1.5 °C, as well as indicating the expected amount of future greenhouse gas emissions related to the Company's activities and its product utilization by third parties and in order to obtain an injunction ordering the Corporation to cease exploration and exploitation of new oil or gas fields, to reduce its oil and gas production by 2030 and 2050, and to reduce its net direct and indirect CO2 emissions by 40% in 2040 compared with 2019. This action was declared inadmissible on July 6, 2023, by the Paris Civil Court of Justice to which the case was transferred following a new procedural law. All the claimants appealed this decision before the Paris Court of Appeal. TotalEnergies considers that it has fulfilled its obligations under the French law on the vigilance duty. A new action against the Company, with similar requests for injunction, has started in March 2024 before the commercial court of Tournai in Belgium.

Several associations in France brought civil and criminal actions against TotalEnergies, with the purpose of proving that since May 2021 – after the change of name of TotalEnergies – the Corporation’s corporate communication and its publicity campaign contain environmental claims that are either false or misleading for the consumer. TotalEnergies considers that these accusations are unfounded.

In France, on July 4, 2023, nine shareholders (two companies and 7 individuals holding a small number of the Corporation's shares) brought an action against the Corporation before the Nanterre Commercial Court, seeking the annulment of resolution no. 3 passed by the Corporation's Annual Shareholders’ Meeting on May 26, 2023, recording the results for fiscal year 2022 and setting the amount of the dividend to be distributed for fiscal year 2022. The plaintiffs essentially allege an insufficient provision for impairment of the Company's assets in the financial statements for the fiscal year 2022, due to the insufficient consideration of future risks and costs related to the

March 31, 2024 - Notes to the consolidated financial statements - 10/11 consequences of greenhouse gas emissions emitted by its customers (scope 3) and carbon cost assumptions presented as too low. The Corporation considers this action to be unfounded.

In the United States, US subsidiaries of TotalEnergies (TotalEnergies EP USA, Inc., TotalSpecialties USA, Inc. and TotalEnergies Marketing USA, Inc.) were summoned, amongst many companies and professional associations, in several "climate litigation" cases, seeking to establish legal liability for past greenhouse gas emissions, and to compensate plaintiff public authorities, in particular for resulting adaptation costs. The Corporation was summoned, along with these subsidiaries, in three of these litigations. The Corporation and its subsidiaries consider that the courts lack jurisdiction, and have many arguments to put forward, and consider that the past and present behavior of the Corporation and its subsidiaries does not constitute a fault susceptible to give rise to liability.

-	Russia

In France, two associations filed a simple complaint against the Company in October 2022 with the National Anti-Terrorist Prosecutor’s Office, due to the continuation of some of the Company’s activities in Russia since the Russian invasion of Ukraine in 2022. The complaint, which the Corporation has not been given access to, would accuse the Corporation – due to its 49%1 holding in Russian company Terneftegas, at that time 51%-owned by Novatek and operated by said company – of complicity in war crimes committed by the Russian Air Force in Ukraine, by aiding or assisting, through the supply of kerosene to the Russian Air Force. The Corporation – which has no direct or indirect activity vis-à-vis the sale of kerosene in Russia – has strongly rejected these accusations, as unfounded in both law and fact2.

The complaint was dismissed by the National Anti-Terrorist Prosecutor's Office in early January 2023.

The plaintiffs later lodged a new identical complaint in March 2023 with the application to join the proceedings as a civil party. In June 2023, the National Anti-Terrorist Prosecutor’s Office recommended a dismissal. The Company was informed in April 2024 that the Elder Magistrate in charge of criminal matters had decided on October 19, 2023 the dismissal of the complaint.

-	Mozambique

In France, victims and heirs of deceased persons filed a complaint against the Company in October 2023 with the Nanterre Prosecutor, following the events perpetrated by terrorists in the city of Palma in March 2021. This complaint would allege that the Corporation is liable for “unvoluntary manslaughter” and, “failure to assist people in danger”. The Corporation considers these accusations as unfounded in both law and fact3.

-	Kazakhstan

On April 1st, 2024, the Republic of Kazakhstan filed a Statement of Claims in the context of an arbitration involving TotalEnergies EP Kazakhstan and its partners under the production sharing contract related to the North Caspian Sea. TotalEnergies EP Kazakhstan is currently assessing the merits of the claims contained in this statement. Therefore, it is not possible at this date to reliably assess the potential consequences, particularly financial ones, nor the date of their implementation.

8) Subsequent events

There are no post-balance sheet events that could have a material impact on the Company’s financial statements.

1 The sale by the Company of the 49% interest in Terneftegaz announced by the Company on July 18, 2022 was finalized on September 15, 2022.

2 Refer to the press release published by the Company on August 24, 2022 contesting the accusations made by French newspaper Le Monde.

3 Refer to the press release published by the Company on October 11, 2023 contesting the accusations.

March 31, 2024 - Notes to the consolidated financial statements - 11/11